

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

David S. Schulz
Senior Vice President and Chief Financial Officer
WESCO International Inc
225 West Station Square Drive Suite 700
Pittsburgh, Pennsylvania 15219

>   **Re: WESCO International Inc**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 24, 2020**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2020**
>   **Filed November 9, 2020**
>   **File No. 001-14989**

Dear Mr. Schulz:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services